Contact

www.linkedin.com/in/calebderuiter
(LinkedIn)

Top Skills

Leadership
Public Speaking
Problem Solving

Caleb DeRuiter

Associate Product Manager at Medline Industries, Inc.
Chicago

Experience

Bracketology

Head of Growth
June 2021 - Present (1 year 1 month)
Chicago, Illinois, United States

Medline Industries, Inc.

Associate Product Manager
September 2020 - Present (1 year 10 months)
Northfield, Illinois, United States

Medline Industries, Inc.

Product Management Intern
June 2019 - August 2019 (3 months)

Youth Marketing Connection

hims Brand Ambassador
August 2018 - December 2018 (5 months)
Champaign, Illinois, United States

Newbridge Marketing Group

Razor Student Ambassador
September 2018 - September 2018 (1 month)

OneKreate

Account Management Intern
May 2018 - August 2018 (4 months)
Columbus, Ohio Area

The Water Coolest

Campus Consultant
February 2018 - May 2018 (4 months)
Urbana-Champaign, Illinois Area

The Campus Agency

Google Student Ambassador

August 2017 - November 2017 (4 months)
Urbana-Champaign, Illinois Area

Millennium Trust Company
Operations Intern
June 2017 - August 2017 (3 months)
Oak Brook, Illinois

Education

University of Illinois Urbana-Champaign
Bachelor of Science - BS, Advertising · (2016 - 2020)